RIO NARCEA GOLD MINES, LTD

181 University Avenue, Suite 1210, Toronto, Ontario M5H 3M7
Tel: 1 416 956 7470 • Fax: 1 416 956 7471
Email: info@rngm.com • Web: www.rionarcea.com

NEWS RELEASE

November 8, 2004

Trading Symbol: TSX: RNG
Amex: RNO

RIO NARCEA ANNOUNCES RESOURCE ESTIMATE FOR THE SALAVE GOLD PROJECT

Toronto – Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") is pleased to report a mineral resource estimate for the Salave gold project located in northern Spain. The project contains an estimated measured and indicated mineral resource of 1.5 million ounces at a grade of 3.0 g/t gold using a cut-off grade of 1.0 g/t. A further 0.2 million ounces grading 2.5 g/t gold is in the inferred mineral resource category.

The mineral resource estimate, which is compliant to the guidelines set out in National Instrument 43-101, is based on data from 37,236 meters of drilling conducted by previous owners from 1970 to 1997 and the first 2,961 meters from the Company's current 15,500 meter infill drilling program. The mineral resource estimate was prepared by independent consultants Roscoe Postle Associates Inc., under the supervision of Mr. Hrayr Agnerian, M.Sc. (Applied), P.Geo. The technical resource report will be filed today on SEDAR and will also be available on the Company's website.

Salave Project - Mineral Resources (@1 g/t gold cut-off)

	Tonnes (000's)	Grade (g/t)	Contained Ounces Gold
Measured resources	354	2.70	30,730
Indicated resources	14,841	3.00	1,431,446
Total	15,195	2.99	1,462,176
Inferred resources	2,813	2.47	223,387

The Salave deposit is an intrusive-related, disseminated gold deposit hosted in a granodiorite. Gold mineralization occurs in subhorizontal to gently west dipping irregular lenses within an area of 350 meters by 300 meters that extends to a depth of 350 meters below the surface.

As part of the bankable feasibility study currently underway, the Company is conducting a 15,500 meter drilling program to convert the mineral resources into mineral reserves and to extend the limits of the mineralization. The first batch of assay results from this program was

released in the September 17, 2004 press release and confirmed earlier exploration drill results and indicated potential to extend the deeper, higher grade portion of the deposit.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain, Portugal, and Mauritania. The Company produces gold at its El Valle and Carlés mines and is in the process of commissioning its Aguablanca nickel-copper-PGM mine, and working on a full feasibility study of its Salave gold deposit, all located in Spain. Rio Narcea owns 100% of the fully permitted Tasiast gold project located in Mauritania, West Africa, and plans to begin infrastructure construction later this year.

For further information, contact John W.W. Hick, Vice-Chairman or Laurie Gaborit, Manager Investor Relations.

Tel:(416) 956 7470 Fax: (416) 956 7471 E-Mail: info@rngm.com Website:www.rionarcea.com

Forward-looking Statements

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.